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Exhibit

Exhibit            Description

99                    Announcement on 2022/05/27: Important Resolutions from UMC’s 2022 Annual General Meeting

Exhibit 99

Important Resolutions from UMC’s 2022 Annual General Meeting

1. Date of the shareholders’ meeting: 2022/05/27

2. Important resolutions (1) Profit distribution / deficit compensation:

Approved the Company’s 2021 earnings distribution

9,044,440,132 shares were represented at the time of voting (including 6,893,731,498 shares voted via electronic transmission)

Votes for: 8,202,756,578 votes; 90.69% of the total represented at the time of voting.

Votes against: 998,044 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 840,685,510 votes; 9.30% of the total represented at the time of voting.

3. Important resolutions (2) Amendments to the corporate charter: None

4. Important resolutions (3) Business report and financial statements:

Approved the Company’s 2021 business report and financial statements

9,044,440,132 shares were represented at the time of voting (including 6,893,731,498 shares voted via electronic transmission)

Votes for: 8,178,446,090 votes; 90.43% of the total represented at the time of voting.

Votes against: 1,718,512 votes; 0.02% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 864,275,530 votes; 9.55% of the total represented at the time of voting.

5. Important resolutions (4) Elections for board of directors and supervisors: None

6. Important resolutions (5) Any other proposals:

1) Approved the cash distribution from capital surplus.

9,044,440,132 shares were represented at the time of voting (including 6,893,731,498 shares voted via electronic transmission)

Votes for: 8,202,844,546 votes; 90.69% of the total represented at the time of voting.

Votes against: 893,376 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 840,702,210 votes; 9.30% of the total represented at the time of voting.

2) Approved the issuance of Restricted Stock Awards.

9,044,440,132 shares were represented at the time of voting (including 6,893,731,498 shares voted via electronic transmission)

Votes for: 8,092,798,104 votes; 89.48% of the total represented at the time of voting.

Votes against: 108,289,536 votes; 1.20% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 843,352,492 votes; 9.32% of the total represented at the time of voting.

3) Approved to amend the Company’s “Acquisition or Disposal of Assets Procedure”.

9,044,440,132 shares were represented at the time of voting (including 6,893,731,498 shares voted via electronic transmission)

Votes for: 8,202,064,456 votes; 90.69% of the total represented at the time of voting.

Votes against: 966,140 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 841,409,536 votes; 9.30% of the total represented at the time of voting.

7. Any other matters that need to be specified: None